As filed with the Securities and Exchange Commission on January 2, 1997.


                                                      Registration No. 333-09415



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                   ----------

                                 POST-EFFECTIVE

                                 AMENDMENT NO. 1


                                       TO

                             REGISTRATION STATEMENT
                                   ON FORM S-3
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------

                        VISTA INFORMATION SOLUTIONS, INC.
             (Exact name of registrant as specified in its charter)

           MINNESOTA                                       41-1293754
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)
                                -----------------


                         5060 SHOREHAM PLACE, SUITE 300
                               SAN DIEGO, CA 92122
                                 (619) 450-6100

                        (Address, including zip code, and
                    telephone number, including area code, of
                    registrant's principal executive offices)
                                   ----------

                                  THOMAS R. GAY
                             CHIEF EXECUTIVE OFFICER
                         5060 SHOREHAM PLACE, SUITE 300
                               SAN DIEGO, CA 92122
                                 (619) 450-6100

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 ---------------
                                   Copies to:
                              MARK A. KIMBALL, ESQ.
                          OPPENHEIMER WOLFF & DONNELLY
                     3400 PLAZA VII, 45 SOUTH SEVENTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 344-9300

        Approximate date of commencement of proposed sale to the public:

   From time to time after the effective date of this Registration Statement.

                                 ---------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

          The purpose of this Post-Effective Amendment No. 1 is to remove from registration 54,225 shares of Common Stock, par value $0.01 per share, registered on the Registration Statement on Form S-3 filed by VISTA Information Solutions, Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on August 1, 1996, as amended on August 15, 1996 (File No. 333-09415) (the "Registration Statement"). The Registration Statement was declared effective by the Commission on August 15, 1996. Such shares are being deregistered to correct an inadvertent error in Appendix I to the original Registration Statement.

PROSPECTUS

                                3,252,121 SHARES
                        VISTA INFORMATION SOLUTIONS, INC.
                                  COMMON STOCK
                             -----------------------

         This Prospectus relates to 3,252,121 shares of Common Stock, par value $.01 per share (the "Common Stock"), of VISTA Information Solutions, Inc. ("VISTA" or the "Company"), that may be offered for sale for the account of certain shareholders of the Company as stated herein under the heading "Selling Shareholders" (the "Shares").

         The Selling Shareholders have advised the Company that sales of the Shares may be made from time to time in the over-the-counter market, through negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Selling Shareholders" and "Plan of Distribution."

         No period of time has been fixed within which the Shares may be offered or sold. None of the proceeds from the sale of the Shares will be received by the Company. The Company will pay all expenses with respect to this offering, except for brokerage fees, commissions, transfer taxes for, and fees and expenses of counsel to, the Selling Shareholders, which will be borne by the Selling Shareholders. See "Plan of Distribution."

         THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.


         The Company's Common Stock is traded on the Nasdaq SmallCap Market under the symbol "VINF". On December 28, 1996, the average of the bid and asked prices of the Common Stock, as reported by Nasdaq SmallCap Market, was $.546875 per share.


                            -----------------------
                   THESE SECURITIES HAVE NOT BEEN APPROVED OR
                   DISAPPROVED BY THE SECURITIES AND EXCHANGE
                COMMISSION NOR HAS THE COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                  REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
                             -----------------------

     No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus in connection with the offer described in this Prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. Neither the delivery of this Prospectus nor any sale made under this Prospectus shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or since the date of any documents incorporated herein by reference. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, or an offer or solicitation in any state to any person to whom it is unlawful to make such offer in such state.

                            -----------------------


                 THE DATE OF THIS PROSPECTUS IS January 2, 1997.



                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company pursuant to the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act. This Prospectus does not contain all of the information, exhibits and undertakings set forth in the Registration Statement, certain portions of which are omitted as permitted by the Rules and Regulations of the Commission. Copies of the Registration Statement and the exhibits are on file with the Commission and may be obtained, upon payment of the fee prescribed by the Commission, or may be examined, without charge, at the offices of the Commission set forth above. For further information, reference is made to the Registration Statement and its exhibits.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         The following documents filed with the Commission are incorporated by reference in this Prospectus: (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended on April 29, 1996 and on June 28, 1996 (File No. 0-20312); (2) the Company's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1996 and June 30, 1996; (3) the Company's Report on Form 8-K/A-2 filed on July 22, 1996 and (4) the description of the Company's Common Stock contained in its Registration Statement on Form 10 (File No. 0-20312) and any amendment or report filed for the purpose of updating such description.


         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide, without charge, to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to VISTA Information Solutions, Inc., 5060 Shoreham Place, Suite 300, San Diego, California 92122,
Attention: E. Steven Hamilton, telephone (619) 450-6100.

                                  RISK FACTORS

         The following factors should be considered in evaluating an investment in the Common Stock.

         CONTINUING OPERATING LOSSES; PROFITABILITY UNCERTAIN. The Company has experienced significant operating losses during the six months ended June 30, 1996 and during the year ended December 31, 1995. During the six-month period ended June 30, 1996, the Company incurred a loss of approximately $2,912,000 and has continued to incur losses since that time. Cumulative losses as of June 30, 1996 were approximately $24,103,000 for the Company, excluding cumulative pre-merger losses of $7,686,000 relating to the merger of the Company's wholly-owned subsidiary and VISTA Environmental Information, Inc. ("VISTA EII"), which was acquired by the Company in February 1995 (the "VISTA Merger"). Cash used in operations was approximately $2,806,000 for the year ended December 31, 1995 and $1,276,000 for the six months ended June 30, 1996. At June 30, 1996, the Company had working capital of approximately $42,000. The Company expects to continue to incur operating losses and negative cash flows in the future until such time as the Company's products and services receive commercial acceptance in the marketplace and revenues increase sufficiently to offset operating and development costs. In addition, at June 30, 1996, the Company had a net tangible deficit of approximately $2,654,000. The realization of intangibles is subject to the Company's ability to generate positive cash flow and profitability. There can be no assurance that the Company will obtain additional financing to fund operations or will ever be able to achieve and maintain profitable operations and generate positive cash flows.

         COMPETITION. Technological advances in computer software and hardware have reduced the barriers to entry into the environmental and the geographic information systems industries in which the Company's products compete. These industries are highly competitive and many of the Company's potential competitors have substantially greater capital resources, research and development capabilities, manufacturing and marketing resources and experience than the Company, particularly with respect to geographic information systems. No assurance can be given that competing companies will not develop products and services that may have advantages over, or that may enjoy greater commercial acceptance than, the Company's products and services. There can be no assurance that the Company will be able to compete effectively in the marketplace.

         DEPENDENCE ON ENVIRONMENTAL BUSINESS; POTENTIAL LACK OF MARKET ACCEPTANCE. The Company derives approximately 84% of its revenues from its environmental products and services. The Company's marketing efforts relating to its Geographic Underwriting System ("GUS(R)") products, which account for approximately 16% of its revenues, are focused mainly on the insurance industry. To date, the Company's GUS(R) products and services have not achieved commercial acceptance in this market at levels that would permit the Company to achieve profitable operations, based on such GUS(R) sales alone. There can be no assurance that the Company's GUS(R) products and services will ever receive such commercial acceptance, or that the Company's environmental products and services will continue to sell at a rate sufficient to insure profitable operations despite such lack of acceptance.

         RAPID TECHNOLOGICAL CHANGE AND NEW PRODUCTS AND SERVICES. The market for the Company's products is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The Company's success will depend to a substantial degree upon its ability to develop and introduce in a timely fashion enhancements to its existing products and new products that meet changing customer requirements and emerging industry standards. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. There can be no assurance that the Company will be able to identify, develop, manufacture, market or support new products successfully, that such new products will gain market acceptance or that the Company will be able to respond effectively to technological changes, emerging industry standards or product announcements by competitors. There can be no assurance that the Company will be able to introduce product enhancements or new products on a timely basis. Furthermore, from time to time, the Company may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycle of the Company's existing product offerings. There can be no assurance that announcements of product enhancements or new product offerings will not cause customers to defer purchasing existing Company products. Failure to introduce new products or product enhancements effectively and on a timely basis, customer delays in purchasing products in anticipation of new product introductions and any inability of the Company to respond effectively to technological changes, emerging industry standards or product announcements by competitors could have a material adverse effect on the Company's business, operating results and financial condition. See "Summary Information Regarding the Company."

         INDIRECT SALES; POTENTIAL FOR MARKETING CONFLICTS. The Company markets its products directly through both a telesales and field sales force and indirectly through marketing channels such as value-added resellers ("VARs") and distributors. In particular, the Company has a limited internal sales capability for its GUS(R) product. The Company markets and sells its GUS(R) services to the insurance industry though Insurance Services Office, Inc. ("ISO"), and its environmental products through VARs that are not under the direct control of the Company. Consequently, the Company is dependent on the viability and financial stability of ISO and the VARs with which it has a relationship. There can be no assurance that the Company will be able to attract and retain a sufficient number of qualified VARs and distributors to successfully market the Company's products. The failure to attract and retain a sufficient number of VARs and distributors could have a material adverse effect on the Company's business, financial condition and results of operations. The relationship with the VARs and distributors is usually established through a formal reseller agreement. In many cases, these agreements may be terminated by either party at any time without cause. Therefore, there can be no assurance that any VAR or distributor will continue to represent the Company's products. In addition, if the Company is successful in increasing product sales through these channels, the Company expects that any material increase in the Company's indirect sales as a percentage of total revenues will materially adversely affect the Company's average selling prices and gross margins due to the lower unit prices that the Company receives when selling through indirect channels. Selling through indirect channels may limit the Company's contacts with its customers. As a result, the Company's ability to accurately forecast sales, evaluate customer satisfaction and recognize emerging customer requirements may be hindered. The Company's strategy of marketing its products directly to end-users and indirectly through VARs and distributors may result in distribution channel conflicts. The Company's direct sales efforts may compete with those of its indirect channels and, to the extent different resellers target the same customers, resellers may also come into conflict with each other. Although the Company has attempted to manage its distribution channels in a manner to avoid potential conflicts, there can be no assurance that channel conflicts will not materially adversely affect its relationships with existing VARs or distributors or adversely affect is ability to attract new VARs and distributors. See "Summary Information Regarding the Company."

         PRODUCT ERRORS. Products as complex as those offered by the Company may contain undetected software errors when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new or enhanced products after delivery of reports. Moreover, there can be no assurance that once detected, such software errors can be corrected in a timely manner, if at all. The occurrence of such software errors, as well as any delay in correcting them, could result in the delay or loss of market acceptance of the Company's products, additional warranty expense, diversion of technical and other resources from the Company's product development efforts or the loss of credibility with ISO, VARs and its other resellers, any of which could have a material adverse effect on the Company's business, operating results and financial condition. See "Summary Information Regarding the Company."

         REGULATORY CHANGES. The demand for the Company's environmental compliance products arises primarily as a result of clean up liability and other governmental regulations in the environmental area. There can be no assurance that current regulations will continue in the same form and create the same or increased needs for the Company's products. Any changes in such regulatory schemes which affect enforcement procedures or the need for reporting could have a material adverse impact on the revenues generated by the Company's products.

         NEED FOR CONTINUED INVESTMENT IN THE COMPANY'S SOFTWARE AND DATABASES. The Company has proprietary software and databases that may require extensive maintenance and updating to remain current and to provide new and additional layers of information to users of the Company's products and services. The addition of a new layer of information to the Company's databases and the maintenance and updating of existing layers of information may be costly or difficult and delay the Company's ability to achieve and maintain profitable operations in the future. Significant ongoing investment may be required for the Company's products and services to achieve commercial acceptance in the marketplace and to remain competitive. There can be no assurance that the Company will be able to obtain the financing necessary to make such an investment it its software and databases or, indeed, that its current sources of information for such databases will remain available.

         DEPENDENCE ON PROPRIETARY TECHNOLOGY. The Company's future success depends, in large part, upon its proprietary technology. Although management of the Company believes that the database design and data encoding methodologies used by the Company in the creation of its GUS(R) and its environmental services products may have potential for software patent protection, to date the Company does not hold any patents, has made no patent applications, and currently relies on a combination of contractual rights, both registered and unregistered trade and service marks and other copyright laws to establish and protect its proprietary rights. There can be no assurance that the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. In the event that protective measures are not successful, the Company's business, operating results and financial condition could be materially and adversely affected. The Company is also subject to the risk of adverse claims and litigation alleging infringement of intellectual property rights of others. There can be no assurance that third parties will not assert infringement claims in the future with respect to the Company's current or future products or that any such claims will not require the Company to enter into license arrangements or result in litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms. Should litigation with respect to any such claims commence, such litigation could be extremely expensive and time consuming and could have a material adverse effect on the Company's business, operating results and financial condition regardless of the outcome of such litigation.

         SUPERIOR RIGHTS OF PREFERRED SHAREHOLDERS. The Company currently has outstanding 200,000 shares of its Series B Preferred, 643,940 shares of Series C Preferred and 187,134 shares of Series D Preferred, all of which provide the holders of such shares with certain rights and liquidation preferences superior to those of holders of Common Stock. The holders of the Series B Preferred, Series C Preferred and Series D Preferred (collectively, "Preferred Stock") are entitled to dividends and distributions payable with respect to the number of shares of Common Stock into which the Preferred Stock is convertible, and are entitled to receive such dividends or distributions prior to payment of any such dividends or distributions to the holders of Common Stock. The holders of Preferred Stock (the "Preferred Shareholders") are also entitled to preferential payment in the event that the Company is liquidated, with the holders of Series C Preferred and Series D Preferred entitled to receive a preferential amount equal to the greater of (i) certain specified per-share amounts or (ii) all dividends or distributions to be paid to such holders. Preferred Shareholders are entitled to vote as a class with holders of Common Stock, and consent of the Preferred Shareholders may be required prior to certain events. In addition, the holders of the Series B Preferred are entitled to elect one director and a board observer and the holders of the Series C Preferred are entitled to elect two directors to the Company's Board of Directors. All the shares of Preferred Stock currently outstanding are convertible into Common Stock at a ratio of ten shares of Common Stock for each share of Preferred Stock, which ratio is subject to adjustment upon the occurrence of certain events. These superior rights and preferences, if exercised, could adversely affect the holders of shares of Common Stock, including holders of the Shares offered hereby by the Selling Shareholders.

         DEPENDENCE ON KEY MANAGEMENT AND TECHNICAL PERSONNEL. The Company's future success is highly dependent on the continued performance of its key management and technical personnel. The loss of the services of any of its key employees could have an adverse effect on the Company. The Company does not maintain key-man life insurance policies with respect to its key management or personnel. The Company's future success will also depend in part upon its ability to attract and retain additional highly qualified management, technical and marketing personnel.

         MANAGEMENT OF CHANGE; NEED TO ENHANCE MANAGEMENT SYSTEMS. Since the VISTA Merger in February 1995, the Company has experienced significant integration of its businesses, and a moderate decrease in the number of its employees due to enhanced efficiencies. These changes have placed and may continue to place strain on the Company's management, operations and systems. The Company's ability to compete effectively will depend, in part, upon its ability to revise, improve and effectively utilize its operation, management, marketing, sales and financial systems necessitated by changes in the Company's business and structure. Any failure of the Company's management to effectively manage continued changes would have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will continue to effectively manage such change.

         LIMITATION OF NET OPERATING LOSS CARRYFORWARD. As of December 31, 1995, the Company and VISTA EII had net operating loss carryforwards for federal income tax purposes of approximately $15,592,000 and $6,273,000, respectively. In addition, the Company had investment tax and research credit carryforwards of $99,000 as of December 31, 1995. These carryforwards expire in various years through fiscal 2010. Future utilization of these loss credit carryforwards are subject to certain limitations under provisions of the Internal Revenue Code including limitations subject to ss. 382, which relates to a 50% change in control over a three year period, and are further dependent upon the Company's attaining profitable operations. Shares issued to acquire VISTA EII and shares issued in previous private placement transactions, have caused the Company to exceed the 50% change in control threshold. This will subject the Company to annual net operating loss and credit carryforward limitations in the future and may result in the expiration of a portion of these carryforwards before they can be utilized. In addition, the net operating losses generated by VISTA EII before the merger can only be used to offset future VISTA EII income.

         POTENTIAL LIMITED PUBLIC MARKET. Effective December 7, 1993, the Company's Common Stock was listed on the Nasdaq SmallCap Market. In order to maintain the Company's Nasdaq listing, the Company must have at least two active market makers for its Common Stock, total assets of $2 million, capital and surplus of $1 million, a minimum bid price for its Common Stock of $1.00 per share, 300 holders of its Common Stock and 100,000 shares of its Common Stock held by non-affiliates, having a market value of $200,000. The minimum bid price for the Company's Common Stock has gone below $1.00 per share in the past. There can be no assurance that the Common Stock will be quoted on the Nasdaq SmallCap Market in the future or that the Company will be able to meet the applicable requirements for maintaining its Nasdaq listing. In the event the Company fails to maintain the listing criteria, the Common Stock will be subject to delisting, and trading, if any, in the Common Stock would thereafter be conducted in the over-the-counter market in what are commonly referred to as the "pink sheets." As a result, investors may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Common Stock. Delisting may also result in loss of securities analyst and media coverage of the Company and a decrease in sales price of the Common Stock due to its impaired liquidity. In addition, delisting could have a material adverse effect on the Company's ability to raise additional capital.

     SHARES ELIGIBLE FOR FUTURE SALES. Sales of a substantial number of shares of Common Stock in the public market following the offering of the Shares could adversely affect the market price for the Common Stock. As of July 16, 1996, the Company had 11,109,563 shares of Common Stock outstanding. Of such outstanding shares, an aggregate of 2,802,573 shares were "restricted securities" as defined in Rule 144 under the Securities Act, which subsequently may become eligible for public sale pursuant to and in accordance with Rule 144. Rule 144 requires that securities acquired from an issuer in a nonpublic offering must be fully paid for and beneficially owned for two (2) years before resale by affiliates of the issuer and by three (3) years before resale by nonaffiliates. In addition to the shares currently outstanding and the shares being offered hereby, approximately 12,980,308 shares of Common Stock may be issued upon exercise of outstanding options and warrants or upon exchange or conversion of other securities of the Company originally issued in private transactions. Such additional shares, if issued, will become eligible for resale in the public market without restriction or pursuant to the restrictions of Rule 144 over the next several years. The Company currently has both "piggy-back" and demand registration rights outstanding with respect to shares of outstanding Common Stock as well as shares of Common Stock issuable upon the exercise of warrants to purchase the Company's Series C Convertible Preferred Stock (the "Series C Preferred") and the subsequent conversion thereof into Common Stock, and shares of Common Stock issuable pursuant to the conversion of the Company's Series B Convertible Preferred Stock ("Series B Preferred"), Series C Preferred, Series D Convertible Preferred Stock ("Series D Preferred") and Subordinated Convertible Debentures into Common Stock. The registration and public sale of such shares could adversely affect the market price of the Common Stock.

         POSSIBLE VOLATILITY OF STOCK PRICE. The Company's Common Stock is traded on the Nasdaq SmallCap Market. The market price for the Common Stock has been and following this offering may continue to be highly volatile depending on various factors including, among others, the Company's consolidated operating results, expectations of analysts and other investment groups, general conditions in the computer and other electronic equipment industries, announcements of technological innovations or new products by the Company, its competitors or its customers, and the market for similar securities, which market is subject to various pressures. In addition, the stock market is subject to price and volume fluctuations unrelated to operating performance of the Company.

         APPLICABILITY OF "PENNY STOCK RULES." Federal regulations under the Exchange Act regulate the trading of so-called "penny stocks" (the "Penny Stock Rules"), which are generally defined as any security not listed on a national securities exchange or Nasdaq, priced at less than $5.00 per share and offered by an issuer with limited net tangible assets and revenues. The Company's Common Stock is currently exempted from the majority of the Penny Stock Rules solely by virtue of its listing on the Nasdaq SmallCap Market. However, equity securities listed on the Nasdaq SmallCap Market which are priced at less than $5.00 are deemed penny stocks for the limited purpose of Section 15(b)(6) of the Exchange Act. This provision enables the Commission to prohibit or limit the participation or affiliation of previously sanctioned persons in or with any offering of penny stocks and makes it unlawful for any broker-dealer to participate in a distribution of any penny stock without the consent of the Commission if the broker-dealer is aware of or should have been aware of the participation of a previously sanctioned person. As of the date of this Prospectus, the Company's Common Stock is trading at a price below $5.00 per share, and therefore is subject to these trading restrictions. In the event that the Company's Common Stock is delisted from the Nasdaq SmallCap Market and the Company fails to meet other relevant criteria so as to fall within the more comprehensive definition of "penny stock," trading of the Common Stock would be subject to the full range of the Penny Stock Rules. Under the Penny Stock Rules, brokers must undertake certain procedures prior to selling a "penny stock," which may make it more difficult for them to sell the Company's Common Stock. Purchasers of the Common Stock offered hereby may likewise have difficulty selling their shares in the secondary trading market.

                    SUMMARY INFORMATION REGARDING THE COMPANY

         VISTA Information Solutions, Inc. ("VISTA" or the "Company") provides environmental risk information and address-based hazard and classification information to bankers, engineers, insurance companies and corporations throughout the United States. VISTA is comprised of two primary lines of business. The first, handled principally in California, provides address and name based environmental risk information about properties and companies in the United States to bankers, engineers and corporations. The second, handled principally in Minnesota, provides information on address-based hazard and classification information to insurance underwriters.

ENVIRONMENTAL RISK INFORMATION SERVICES

         The environmental risk information services portion of VISTA's business was organized with the goal of meeting the needs of bankers, engineers, corporations and others for environmental risk information relating to properties and companies in the United States. VISTA gathers and collects information from various governmental agencies and stores such information in proprietary databases. From this information, the Company has developed a diverse family of products, each tailored for the unique needs of specific customer markets.

         INDUSTRY FOCUS. The need for environmental risk information originated with the enactment of the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) which imposes strict liability for the full cost of cleanup of environmentally contaminated property regardless of responsibility for the contamination or fault. The Superfund Amendments and Reauthorization Act of 1986 (SARA) established an "Innocent Landowner" defense which eliminated liability provided certain due diligence was performed before acquisition. One step in the process of satisfying the Innocent Landowners Defense requires routine, timely and complete searching of government records for notice of environmental risk. As a result of this legislation and additional enactments of state and federal environmental laws, banks, corporations, attorneys, insurance companies and environmental engineering firms have been and are continuing to seek efficient means to gather environmental information. The consulting engineering market segment has been serving bankers, developers, corporations and others by providing Phase I and Phase II site assessments and many other types of remediation and compliance review services. During 1993, the industry and its clientele adopted new standards, ASTM-E 1527 and E-1528, which, for the first time, provided clear guidelines for environmental due diligence in commercial real estate transactions. These guidelines require a search of government, environmental records to check the known risks associated with a property. VISTA provides a set of reports and services that meet the requirements set out in the standards. VISTA also provides environmental database reports to help this clientele conduct compliance audits, waste disposal audits, benchmark reviews, marketing lists and market potential databases for strategic planning programs.

         In addition to using environmental information to establish the Innocent Landowners Defense, the economic impact of environmental problems on properties and companies arises in a number of other contexts, all having potentially destablizing effects on a company's finances. For example, banks are monitored by the FDIC as to impact of environmental risk on property values and the subsequent effect this has on the value of collateral and on the banks' financial stability. Also the federal securities laws require disclosure regarding the material effects of compliance with federal, state and local environmental laws and pending legal proceedings, and may require discussion of the impact of such compliance.

         DEVELOPMENT OF THE ENVIRONMENTAL DATABASE. As a result of the enactment of federal and state environmental laws and regulations during the 1970s and 1980s, various governmental agencies began collecting massive quantities of information about environmental contamination and the activities of businesses that could impact the environment. With continuing focus on environmental issues, these governmental agencies continue to collect, update and enhance this information. Each governmental agency, however, has different information that it provides and various media formats for the information collected. Furthermore, each governmental agency has its own database and communication process and updates its information on different timelines throughout the year. As a result of this lack of centralization of environmental information, environmental engineers, financial institutions and other companies did not have a cost-effective, timely way to gain access to this information directly from governmental sources. The need for this information has increased since the 1970s and 1980s as a number of judicial, statutory, regulatory and economic factors have encouraged participants in the real estate markets (including individual owners, operators, lenders, corporations and insurers) to demand such information to avoid potentially catastrophic environmental cleanup liability.

         In response to this need, VISTA has developed a national database containing environmental information on approximately 3.5 million facilities and properties by gathering information from more than 500 public sources. On an annual basis, VISTA regularly processes approximately 50 million environmental records from such sources, with approximately 50,000 facilities or properties added or deleted each month. VISTA has developed this database using its proprietary geographic information systems capabilities, and has also created on-line distribution channels.

         PRODUCT LINES. The Company has developed a diverse family of products, each tailored for the unique needs of specific customer markets. The following depicts the broad categories of current VISTA products organized by general application.

         REAL ESTATE TRANSACTION SCREEN REPORTS ("RETSR"). RETSRs are specifically designed to provide easy to understand, basic environmental hazard data about a specific piece of property and its immediate surrounding area. RETSRs come in a variety of formats, from a single page screen to a more detailed data report containing a map depicting the property and risk discovered. These reports give the client the ability to identify environmental hazards from public records with a low price screening tool and to add more layers of detail (and higher prices) as the need therefor is discovered. All VISTA RETSRs conform to the "Government Records Search" element of the ASTM standards.

         SITE ASSESSMENT REPORTS ("SAR"). The SARs are designed specifically for the environmental engineering market and are consistent with the ASTM-E 1527 standards. These reports provide a quick and accurate, low cost supplement to the "Phase I" site assessment process which is the common standard in all commercial real estate transactions. VISTA supports these clients with additional information obtained from third parties including Sanborn historical maps, topographical maps, aerial photos and chain of title records.

         COMPLIANCE REPORTS. In addition to map based reports, the RETSR and SAR, VISTA offers a full line of compliance reports which provide comprehensive information about operational compliance with all the major pieces of environmental legislation including the Clean Air Act, as amended, Clean Water Act, as amended, Resource Conservation and Recovery Act of 1976, Occupational Safety and Health Act of 1970, Toxic Substances Control Act and several others. Compliance reports can be prepared for a specific facility or an entire company including all its facilities. Clients may order these reports to audit their own facilities, for vendor audits or for acquisition analysis and due diligence. Pricing is based on the number of facilities and the level of detail the customer requests. During 1995, VISTA began offering a new line of compliance reports which allow companies to compare their environmental records with those of competitors, or other companies in the same geographic area. The studies normally include comparisons of compliance records, remediation requirements, Superfund responsibility, toxic release reporting and waste minimization efforts. Major companies seeking ISO 14000 certification can use this product to establish a baseline from which to measure future operational improvements. Others can use it for setting internal goals and management incentives, or for demonstrating superior performance to regulators, investors and other constituencies.

         ON-LINE SERVICE. In order to facilitate the distribution of the various transaction reports, including, for example, an electronic image of SARs report, VISTA has developed an on-line system, "VISTAExpress", that electronically delivers products directly to customer workstations. The on-line service provides users the opportunity to order, retrieve, and query the status of their orders. The on-line service is typically used by customers in all of VISTA's market segments who prefer faster delivery and the benefits of electronic interchange with the Company as its principle means of doing business.

         STARVIEW. The Company has developed an "off-the-shelf" Windows based product known as "StarView" that provides reports for the customer including information on known and potential environmental risks associated with a specific property and its surrounding area. VISTA provides monthly data updates for StarView on CD-ROM.

         CUSTOMER BASE. VISTA's customer base for environmental information services include consulting engineers, financial institutions, law firms, real estate finance companies, insurance companies and major corporations nationwide. VISTA's products are sold directly to its customers and through well-established resellers, including Reed Elsevier's Lexis-Nexis services, Chemical Information Systems, Inc., Cambridge Scientific Abstracts Limited Partnership, Equifax Insurance & Special Services, Marshall and Swift Publications Co. and ISO. VISTA's products have an exclusive endorsement by the American Bankers Association and many state banking associations.

         SALES AND MARKETING. VISTA markets its environmental information services and products through direct sales and through reseller and other strategic relationships. VISTA has approximately 20 direct sales representatives in 8 cities. These sales representatives are located in the banking, corporate and engineering markets and are supported through regional sales centers in Philadelphia and San Diego. The sales force is supplemented by the resellers described above and other sales agents.

         COMPETITION. The Company believes that the principal competitive factors in the environmental information services business are price, accuracy and completeness of data and readability of reports. While the Company competes on the basis of each of these factors, management believes that the Company's primary competitive strengths in the environmental information services business are the accuracy and completeness of its data and the readability of its reports.

         VISTA is aware of only two other firms with national environmental database services and a host of small local companies focused on a single state or regional market. These national competitors are Environmental Data Resources, Inc. ("EDR") and Environmental Risk Information & Imaging Services ("ERIIS"). The Company believes that EDR aims its services primarily at the environmental consulting market and major corporations by providing database reports similar to the Company's SARs and other specialized custom reporting. The Company believes that ERIIS focuses on the environmental engineering and real estate market and serves as a repository for various environmental databases nationwide.

         In addition to the two national competitors, there are a number of smaller regional and local competitors found in Boston, Atlanta, Miami, Denver, Los Angeles, Kansas City and elsewhere. These firms often originate out of an environmental engineering background, focus on a city, state or small region and have their strength in understanding the local available data sources.

GEOGRAPHIC INFORMATION SERVICES

         The Company's second line of business had its origin in 1975 and has focused on the development of geographic-demographic data analysis tools for businesses. Supporting this business line, the Company has developed a proprietary service known as the Geographic Underwriting System ("GUS(R)") which delivers address- based hazard and classification information to property/casualty insurance underwriters. GUS provides insurance underwriters and loss control groups of insurance companies with on-line or batch access to a series of reports presenting specific classification and hazard information about the property to be insured. The Company's geo- demographic information databases, technological understanding and techniques of geographic information processing provide the basis for its current products. Additional insurance information layers can be easily added to the Company's current GUS service offering due to the application's modular design.

         The Company's GUS services are the subject of an exclusive arrangement with ISO, a non-profit company providing services to 1,200 participating insurance companies which collectively write approximately 80% of all property and casualty insurance in the United States. In October 1992, the Company and ISO entered into a 15-year mutually exclusive contract with a five year extension option to offer a national system to electronically provide geographically based information to insurers (the "ISO Agreement"). The GUS project links the Company's geographic information systems technology with ISO's insurance underwriting and other insurance information. Under the provisions of the ISO Agreement, the Company provides its GUS software and support and ISO provides contract administration and marketing of the product to its customer base. Generally, the Company and ISO share project revenues equally. Both companies also equally share the incremental costs of

GUS project development through the term of the ISO Agreement, which include costs incurred to date in connection with the development of the Public Protection Classification Layer (see " -- Product Lines", below).

         INDUSTRY FOCUS. In the geographic information service area, the Company focuses primarily on the property/casualty insurance industry for sales of its products through ISO. The Company believes that the implementation of GUS service can improve a property/casualty insurer's underwriting process by reducing the number of misclassifications due to human error, reduce the amount of personnel time involved in the underwriting process, and provide an objective measure which will support the insurer in defending rate determinations before state insurance commissioners and consumer groups. In addition, GUS services provide a total package of risk information that the Company believes are not presently available on-line or in an easily accessible format.

         DESCRIPTION OF THE DATABASE. GUS contains two principal databases that provide information to the Company's customers: (i) insurance hazard data (the "Hazard Database") and (ii) road, street and postal database (the "Road Database"). The Hazard Database is structured geographically as well as by the type of hazard (e.g. crime ratings, auto territories, windstorm, extended coverage zones, public protection classifications and fire districts) and includes information for all 50 states and the District of Columbia. The Road Database contains two sources of "raw data," the digital map of the United States - TIGER ("Topologically Integrated Geographically Encoded Referencing System") which is produced by the U.S. Department of Commerce, Census Bureau and the AMS II database produced and maintained by the United States Postal Service ("USPS").

         Both of the GUS databases are updated periodically throughout the calendar year based on the source of the raw data. For the Hazard Database, much of the input data is processed on a monthly basis. At a minimum, all "hazard types" are updated annually. Most of the insurance-specific data is updated through a process of collection, assessment, classification, normalization, formatting, dataset archiving, and uploading activities for test and production systems.

         The Road Database is generally updated on an quarterly basis. AMS II is generated and released monthly by the US Postal Service; however, the processing of those updates into the Company's Road Database requires significant integration. To accomplish this integration, the Company has developed a proprietary system, ZIPR, that integrates both the TIGER files and the USPS files, automatically normalizing, matching, correcting, filling in, and inferring information. ZIPR also links the raw databases. This process ultimately produces a geographically complete, current and consistent data structure, capable of accurately locating "postal compliant" addresses in the United States. The complete set of subprocesses that are part of the ZIPR system, requires five to seven weeks to complete the core set of computations. Then, ZIPR links the raw databases and performs quality assurance testing. The Road Database that is uploaded into GUS is, in fact, an extract of the entire master database created and maintained within ZIPR. With each update, the Road Database consists of the "most current" road names, street positions and postal data all optimally structured for the address matching and query process portion of a GUS transaction.

         The Company intends to add additional hazard database layers to GUS to compliment the existing Hazard Database and the Road Database and thereby provide "one-stop shopping" for insurance underwriting information. For example, the Company expects to release an earthquake hazard information layer by the end of 1996.

         DESCRIPTION OF THE UNDERLYING TECHNOLOGY. Central to the development of the information database is a process called geocoding. Geocoding is the ability to accurately process a street address and convert this address to a latitude and longitude coordinate pair. If it is not possible (because of incomplete or inaccurate raw data from either TIGER or the USPS) to assign unique coordinates to an individual address, the Company's geocoding process will assign latitude/longitude coordinates corresponding to its street range, postal carrier route, zip code or city centroid. The Company believes that the resulting geocode assignments offer the broadest coverage available of any competitive geocoding technology. The Company has developed proprietary software that performs this geocoding function ("Geocoder 2") and which locates more than 97% of addresses compared to many commercially available geocoding software (which typically rely only on TIGER or enhanced TIGER files) which locate approximately 75% to 80%.

         GUS is intended to deliver location-specific risk information to insurance underwriters via the proprietary electronic network operated by ISO ("ISOTEL") and may be accessed by either telecommunication or batch processing. GUS information can also be accessed by subscribers of the Equifax Insurance Services information network that has a direct on-line link to the ISOTEL network. Insurance company subscribers are connected directly to GUS service through an office terminal utilizing ISOTEL. The process to connect to ISO's network is easy and is used regularly by many ISO participating companies. In batch mode, large numbers of property location addresses are submitted for processing to the Company and are performed during off-peak hours by ISO as they generally require considerable computer time and produce a large number of reports. The reports requested are written to tape and returned to the insurance company. While batch processing generally has a lower per-transaction cost, the application of batch processing is more limited, often involving industry analyses or audit functions. The Company believes that the on-line telecommunication delivery through ISO or through an insurance company's own software applications will be the predominant form of data interchange for new policies while batch processing will predominate in the renewal process.

         The primary computer system for processing GUS service transactions is capable of processing up to 15,000 transactions per hour. The primary system located at ISO's data processing facility has a functionally equivalent back-up system capable of assuming the transaction load for GUS service within one hour of a failure of the primary system. VISTA maintains the back-up system at its Minnesota location and is connected to the ISO network with a dedicated communication line.

         As an alternative to receiving access to GUS through the ISO electronic network, the Company has developed a "flat file version" of GUS to market to insurance companies that have developed their own application software. The flat file version of GUS, or ZIP+GUS, is a pre-processed geographic file to which the Company appends all of the hazard layer ratings and classifications found in the standard on-line GUS. Using standard database look up software or the insurance company's own application software, the user can submit addresses to the system and obtain GUS ratings and classifications. ZIP+GUS converts GUS information into a database that can be incorporated into the insurance company's internal MIS operations. Development of the "flat file version" of GUS for a customer requires customization to the customer's specific needs as each customer typically requests different GUS layers for its system. VISTA is currently building a ZIP+GUS application for a large midwest insurance company covering at least 23 states.

         PRODUCT LINES. GUS currently provides the following information layers to insurance companies:

         PUBLIC PROTECTION CLASSIFICATION LAYER (AVAILABLE IN 47 STATES) ("PPC"). The PPC reports provide the following information to the insurance company: (i) ISO standard protection classification; (ii) fire district name;
(iii) nearest fire station (measured in tenths of miles); (iv) water supply type; and (v) revision dates for all data and confidence factors for measured distances.

         AUTO LAYER (AVAILABLE IN 50 STATES). The Company's Auto Layer provides the following information: (i) ISO territory classification; (ii) drive distances for up to two work addresses; and (iii) revision dates for all data and confidence factors.

         WIND LAYER (AVAILABLE IN 50 STATES). The Company's Wind Layer provides the following information: (i) ISO extended coverage zone (residential and commercial); (ii) ISO extended territory code (residential and commercial);
(iii) wind pool eligibility; (iv) distance to nearest large body of water, ocean or gulf; (v) five historical wind storm events closest to the insured property, date of occurrence and measured wind speed; and (vi) revision dates for all data and confidence factors for measured distances.

         CRIME LAYER (AVAILABLE IN 50 STATES). The Company's Crime Layer provides the following information: (i) composite crime rating factor; (ii) arson rating; (iii) motor vehicle theft rating; (iv) robbery rating; (v) aggravated assault rating; (vi) burglary rating; (vii) personal crime index;
(viii) property crime index; and (ix) revision dates for all data.

         MISCELLANEOUS LAYERS. The Company also provides an information layer that identifies California property that is located in brush fire zones and an information layer providing windpool data in 8 states, and is developing an information layer providing earthquake data that is anticipated to be completed in November 1996.

         CUSTOMER BASE AND SALES AND MARKETING. GUS is currently being marketed to the insurance industry exclusively through the ISO Agreement. Under the terms of the ISO Agreement, a national sales force employed by ISO and by Commercial Risk Services (a wholly-owned subsidiary of ISO) are responsible for sales of the Company's GUS services to members of ISO. The Company supports ISO's sales efforts by providing sales and technical training presentations for ISO personnel, assisting ISO field sales representatives in preparing proposals, participating in joint field sales calls and sharing resources with ISO at industry trade shows and conferences.

         The Company estimates that the selling and implementation cycle for GUS service to a typical insurance company takes approximately six to nine months. Implementation of GUS requires an insurance company to make a commitment to alter its current way of doing business. For example, a majority of insurance companies do not currently collect work addresses on auto policy applications therefore making it difficult to calculate drive distances.

         COMPETITION. Given the exclusive nature of the ISO Agreement, the Company believes that it does not have any direct competitors for sales through ISO utilizing the GUS software. Certain of the GUS layers, or subfiles, do have competitors, however, the Company does not believe that there are any competitors that presently offer an on-line hazard and risk data service comparable to that offered by GUS. No assurance can be given, however, that competing services will not be developed in the future. Geographic Data Technology ("GDT") is the significant competitive rival to the Company's geocoding services and is currently the market leader. Geocoding can also be accomplished using commercially available software, but the Company believes that the geocoding produced by these commercially available products cannot compete with VISTA or GDT for accuracy and completeness.

                              SELLING SHAREHOLDERS

         Appendix A to this Prospectus sets forth certain information regarding the Selling Shareholders. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Shareholders may offer the Shares for resale from time to time. See "Plan of Distribution".

         Except as indicated below, the Shares being offered by the Selling Shareholders hereunder were acquired from the Company in connection with the VISTA Merger or upon conversion of securities received by Selling Shareholders in connection with the VISTA Merger. Under the terms of the Merger Agreement, the former VISTA EII shareholders were granted certain registration rights with regard to shares of Common Stock received in the VISTA Merger, shares of Common Stock to be received upon conversion of the shares of Series C Preferred issued in the VISTA Merger or shares of Common Stock to be received upon the exercise of warrants to purchase the Series C Preferred issued in the VISTA Merger and the subsequent conversion thereof. These rights require the Company, under certain circumstances, to register such shares of Common Stock for resale under the Securities Act. In connection with these registration rights and certain conversion rights with regard to the Series C Preferred, the Company has agreed to convert shares of Series C Preferred held by certain of the Selling Shareholders into Common Stock and to register such shares for resale under the Act together with shares of Common Stock currently held by certain Selling Shareholders, and has prepared a Registration Statement on Form S-3, of which this Prospectus forms a part (the "Registration Statement") in connection with such registration.

         Other Shares being offered by the Selling Shareholders hereunder result from the conversion of debentures acquired during October and November of 1995, when the Company completed a private placement of $446,000 of its Subordinated Convertible Debentures (the "Debentures"). In connection with the issuance of the Debentures, the Company granted the Debenture holders certain piggy-back and demand registration rights. The Company has agreed to register the shares underlying the Debentures (the "Debenture Shares") and will include them in the Registration Statement referred to above.

         In connection with the above transactions, each of such Selling Shareholders represented to the Company that it was acquiring the Shares for investment and with no present intention of distributing such Shares. In recognition of the fact that investors, even though purchasing Common Stock without a view to distribution, may wish to be legally permitted to sell their shares when they deem appropriate, the Company has filed with the Commission under the Securities Act a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares from time to time and has agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the Shares are no longer required to be registered for the sale thereof by the Selling Shareholders.

                              PLAN OF DISTRIBUTION

         The Company has been advised that the Selling Shareholders may sell Shares from time to time in transactions in the over-the-counter market, through negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

         Sales may be made pursuant to this Prospectus to or through broker-dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of Common Stock for whom such broker-dealer may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The Selling Shareholders and any broker-dealers or other persons acting on their behalf in connection with the sale of Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit realized by them on the resale of the Shares as principals may be deemed to be underwriting commissions under the Securities Act. No period of time has been fixed within which the Shares may be offered or sold.

         The Company will not receive any part of the proceeds of any sales of Shares pursuant to this Prospectus. The Company will pay all the expenses of registering the Shares, except for selling expenses incurred by the Selling Shareholders in connection with this offering, including any fees and commissions payable to broker-dealers or other persons, which will be borne by the Selling Shareholders. In addition, such agreements provide for certain other usual and customary terms, including that the Company and the Selling Shareholders indemnify each other against certain liabilities, including liabilities arising under the Securities Act.

                            VALIDITY OF COMMON STOCK

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Oppenheimer Wolff & Donnelly, Minneapolis, Minnesota.

                                     EXPERTS

         The balance sheets of VISTA Information Solutions, Inc. as of December 31, 1995 and 1994 and the statements of operations, changes in stockholders' equity (deficit) and cash flows for the twelve month periods ended December 31, 1995 and 1994, the six month period ended December 31, 1993 and the twelve month period ended June 30, 1993, are all incorporated herein in reliance on the report of McGladrey & Pullen, LLP, independent auditors. Such financial statements are included herein and incorporated by reference in reliance on the reports of such firm given upon its authority as an expert in accounting and auditing.

         The financial statements of VISTA Environmental Information, Inc. (defined herein as "VISTA EII"), incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 have been audited by Deloitte and Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph relating to substantial doubt about VISTA Environmental Information, Inc.'s ability to continue as a going concern), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                   APPENDIX A
                              SELLING SHAREHOLDERS


                                    SHARES OF COMMON                               SHARES OWNED AFTER
                                    STOCK AND COMMON                                 COMPLETION OF
                                    STOCK EQUIVALENTS             NUMBER             THE OFFERING (2)
                                    OWNED PRIOR TO               OF SHARES          ------------------
SELLING SHAREHOLDER                  THE OFFERING (1)          BEING OFFERED       NUMBER        PERCENT (3)
-------------------                 ------------------         -------------       ------        -------


Mark S. and Loraine H. Ashley            10,040                    10,040 (4)           0          0

Blythe P. Ashmore (5)                     6,250                     6,250 (4)           0          0

Blythe P. and Robert Walter Ashmore,      6,250                     6,250 (4)           0          0
   as Co-Trustees of the Trust of the
   Will of Jack Pearce Ashmore, Jr. (6)

Becky N. Bender, Custodian for
   Jessica D. Bender                      2,690                     2,690 (4)           0          0

Becky N. Bender, Custodian for T.
   Jackson Bender IV                      2,690                     2,690 (4)           0          0

Theodore J. Bender, Shearson as IRA
   Rollover Custodian                     5,380                     5,380 (4)           0          0

Eliot O. and Greta Ann
   Brandy, JTWROS                         4,180                     4,180 (4)           0          0

Clifford Brundage                       523,382                   523,382 (4)           0          0

Martha M. Bynum                           7,470                     7,470 (4)           0          0
Anthony C. Canonie (7)                   26,910                    26,910 (4)           0          0

Anthony C. Canonie, Custodian
   for Lindsey E. Canonie (8)            13,450                    13,450 (4)           0          0

Gary F. and Leora D. M. Conner,
   JTWROS (9)                            42,467                    12,560 (4)      29,907          *

Eric C. Day, Shearson as IRA
   Rollover Custodian                       590                       590 (4)           0          0

Robert T. Dickson                         1,495                     1,495 (4)           0          0

Henrietta L. Dodd                         7,610                     7,610 (4)           0          0

James W. Dodds, Trustee under Trust
   Agreement dated May 12, 1992          27,420                    27,420 (4)           0          0

William L. Effinger, III, Shearson
   as IRA Rollover Custodian             13,450                    13,450 (4)           0          0



                                    PAGE A-1





                                    SHARES OF COMMON                                 SHARES OWNED AFTER
                                    STOCK AND COMMON                                   COMPLETION OF
                                    STOCK EQUIVALENTS             NUMBER             THE OFFERING (2)
                                    OWNED PRIOR TO               OF SHARES           -----------------
SELLING SHAREHOLDER                  THE OFFERING (1)          BEING OFFERED       NUMBER        PERCENT (3)
-------------------                 ------------------         -------------       ------        -------




Marietta M. Forlaw                       12,510                    12,510 (4)              0         0

Thomas R. Gay (10)                    1,960,303                 1,086,902 (4)(30)    873,401       7.3%

Robert S. Goodroe                        26,910                    26,910 (4)              0         0

Walter M. Grant                           6,430                     6,430 (4)              0         0

Raymond Greenhill                       598,151                   598,151 (4)              0         0

Brian Reid and Elizabeth
   McDonald Harriman, JTWROS              2,680                     2,680 (4)              0         0

Dean R. Harriman (11)                    34,786                       890 (4)         33,896         *

Dean R. and Deanne M. Harriman,
   JTWROS (12)                           41,324                    41,324 (4)              0         0

Deanne Michelle Harriman, Shearson
   as IRA Rollover Custodian (13)         4,121                     1,130 (4)          2,991         *

Frank B. Harriman Revocable Trust        64,294                    64,294 (4)              0         0

Philip C. and Sue R. Henry,
   JTWROS                                13,450                    13,450 (4)              0         0

Edwin C. Hill                             5,000                     5,000 (4)              0         0

Arnold Jensen (14)                      278,853                    92,296 (4)(30)    186,557         *

Richard N. King, Shearson as
   IRA Rollover Custodian                13,710                    13,710 (4)              0         0

George C. Krivsky                        14,950                    14,950 (4)              0         0

John R. Lanigan, Trustee
   Lanigan Insurance Agency
   Profit Sharing Plan                    1,190                     1,190 (4)              0         0

Brenda S. Linskey, Shearson
   as IRA Custodian (15)                  2,090                     2,090 (4)              0         0

Matthew A. Linskey, Shearson
   as IRA Custodian (16)                    890                       890 (4)              0         0

Henry A. Mann (17)                       20,023                    20,023 (4)              0         0



                                    PAGE A-2




                                    SHARES OF COMMON                               SHARES OWNED AFTER
                                    STOCK AND COMMON                                 COMPLETION OF
                                    STOCK EQUIVALENTS             NUMBER             THE OFFERING (2)
                                    OWNED PRIOR TO               OF SHARES          ------------------
SELLING SHAREHOLDER                  THE OFFERING (1)          BEING OFFERED       NUMBER        PERCENT (3)
-------------------                 ------------------         -------------       ------        -------




Henry A. Mann, Custodian for Lindsey E.
   Mann and Elizabeth B. Mann (18)       10,011                    10,011 (4)         0              0

Thomas O. Marshall                       12,510                    12,510 (4)         0              0

Ivey Lewis Nix                            7,470                     7,470 (4)         0              0

Robert & Company Savings and
   Investment Plan                       12,510                    12,510 (4)         0              0

Robert D. Pannell                         9,810                     9,810 (4)         0              0

William A. Pope                           5,150                     5,150 (4)         0              0

Archy M. Roper, Jr.                      14,050                    14,050 (4)         0              0

Carey Roper                               3,730                     3,730 (4)         0              0

Joseph William Roper                     10,460                    10,460 (4)         0              0

Stephen William Roper                     6,130                     6,130 (4)         0              0

E. Major Schutt                           5,000                     5,000 (4)         0              0

Sargent E. Schutt                         2,500                     2,500 (4)         0              0

Sheila Schwartz                          10,460                    10,460 (4)         0              0

Charles U. Slick                          8,970                     8,970 (4)         0              0

Jeffrey M. Smith                         13,450                    13,450 (4)         0              0

Michael S. Smith, Shearson
   as IRA Rollover Account (19)          16,440                    16,440 (4)         0              0

Phyllis D. Smith, Custodian for
   Adam J. Smith (20)                     2,690                     2,690 (4)         0              0

Phyllis D. Smith, Custodian for
   Jennifer L. Smith (21)                 2,690                     2,690 (4)         0              0

James E. Thomas, Jr.                    156,707                   156,707 (4)         0              0

Lawrence E. Travis                       10,980                    10,980 (4)         0              0

Isai and Alisa V. Trejo, JTWROS           7,470                     7,470 (4)         0              0



                                    PAGE A-3




                                    SHARES OF COMMON                               SHARES OWNED AFTER
                                    STOCK AND COMMON                                   COMPLETION OF
                                    STOCK EQUIVALENTS             NUMBER             THE OFFERING (2)
                                    OWNED PRIOR TO               OF SHARES          ------------------
SELLING SHAREHOLDER                  THE OFFERING (1)          BEING OFFERED       NUMBER        PERCENT (3)
-------------------                 ------------------         -------------       ------        -------


Albert G. and Rosalie A. Van Vooren,
   JTWROS                                34,090                    34,090 (4)              0         0

Gerald W. Williams (22)                   7,170                     7,170 (4)              0         0

Gerald W. and Dorothy J. Williams,
   JTWROS (23)                           18,490                    18,490 (4)              0         0

James W. Willmer                         10,160                    10,160 (4)              0         0

Brian C. Flynn (24)                      73,582                    57,026 (30)        16,556         *

Samuel Schwartz (25)                     48,781                    37,744 (30)        11,037         *

Louis A. Toth (26)                        9,759                     7,552 (30)         2,207         *

Matthew Vettel (27)                      24,398                    18,880 (30)         5,518         *

Moeller & Associates (28)                 2,961                     1,857 (30)         1,104         *

Hudson Trust (29)                     1,064,982                    53,327 (30)     1,011,655        8.5%

                                                                3,252,121
                                                                =========



*        Less than 1%.

(1) Based upon questionnaires received from each Selling Shareholder, or a representative of the Selling Shareholder, in connection with the preparation of the Registration Statement on Form S-3, of which this Prospectus is a part.

(2) This assumes all Shares being offered and registered hereunder are sold, although no Selling Shareholder is obligated to sell any Shares.

(3) Based upon 11,109,563 shares of Common Stock outstanding at July 16, 1996, and upon 785,121 shares of Common Stock subsequently issued upon conversion of Series C Preferred and the Debentures.

(4) Represents shares acquired in connection with the VISTA Merger. See "Selling Shareholders."

(5) Does not include 6,250 shares of Common Stock held by Ms. Ashmore and Robert Walter Ashmore as Co-Trustees of the Trust of the Will of Jack Pearce Ashmore, Jr.

(6)      Does not include 6,250 shares of Common Stock held by Blythe P.
         Ashmore.

(7) Does not include 13,450 shares of Common Stock held by Mr. Canonie as Custodian for Lindsey E. Canonie.

(8) Does not include 26,910 shares of Common Stock held by Mr. Canonie individually.



                                    PAGE A-4



(9) The shares shown include 29,907 shares of Common Stock that Mr. Conner has the right to acquire within 60 days upon the exercise of options.

(10) Mr. Gay is a director and Chief Executive Officer of the Company. The shares shown include (i) 149,537 shares of Common Stock held by Mr. Gay's children as to which Mr. Gay disclaims beneficial ownership, (ii) 238,334 shares of Common Stock that Mr. Gay has the right to acquire within 60 days upon the exercise of options and warrants, (iii) 478,520 shares of Common Stock that Mr. Gay has the right to acquire within 60 days upon the conversion of 47,852 shares of Series C Convertible Preferred Stock, and (iv) 7,010 shares of Common Stock that Mr. Gay has the right to acquire within 60 days upon the exercise of warrants representing the right to receive 701 shares of Series C Convertible Preferred Stock and the subsequent conversion thereof into Common Stock.

(11) The shares shown include 35,888 shares of Common Stock that Mr. Harriman has the right to acquire within 60 days upon the exercise of options. Does not include 41,324 shares of Common Stock held by Mr. Harriman and Deanne M. Harriman as joint tenants with right of survivorship. Does not include 4,120 shares of Common Stock held by Shearson as IRA Rollover Custodian on behalf of Deanne Michelle Harriman.

(12) Does not include 34,786 shares of Common Stock held by Mr. Harriman individually. Does not include 4,121 shares of Common Stock held by Shearson as IRA Rollover Custodian on behalf of Ms. Harriman.

(13) The shares shown include 2,991 shares of Common Stock that Ms. Harriman has the right to acquire within 60 days upon the exercise of options. Does not include 34,786 shares of Common Stock held by Dean R. Harriman. Does not include 41,324 shares of Common Stock held by Ms. Harriman and Dean R. Harriman as joint tenants with right of survivorship.

(14) The shares shown include 155,519 shares of Common Stock that Mr. Jensen has the right to acquire within 60 days upon the exercise of options and 11,038 shares of Common Stock that Mr. Jensen has the right to acquire within 60 days upon the exercise of options. Mr. Jensen is a Vice-President of the Company.

(15) Does not include 890 shares of Common Stock held by Shearson as IRA Custodian on behalf of Matthew A. Linskey.

(16) Does not include 2,090 shares of Common Stock held by Shearson as IRA Custodian on behalf of Brenda S. Linskey.

(17) Does not include 10,011 shares of Common Stock held by Mr. Mann as Custodian for Lindsey E. and Elizabeth B. Mann.

(18) Does not include 20,023 shares of Common Stock held by Mr. Mann individually.

(19) Does not include 2,690 shares of Common Stock held by Phylis D. Smith as Custodian for Adam J. Smith. Does not include 2,690 shares of Common Stock held by Phylis D. Smith as Custodian for Jennifer L. Smith.

(20) Does not include 16,440 shares of Common Stock held by Michael S. Smith, Shearson as IRA Rollover Account. Does not include 2,670 shares of Common Stock held by Ms. Smith as Custodian for Jennifer L. Smith.

(21) Does not include 16,440 shares of Common Stock held by Michael S. Smith, Shearson as IRA Rollover Account. Does not include 2,670 shares of Common Stock held by Ms. Smith as Custodian for Adam J. Smith.

(22) Does not include 18,490 shares of Common Stock held by Mr. Williams and Dorothy J. Williams as joint tenants with right of survivorship.



                                    PAGE A-5



(23) Does not include 7,170 shares of Common Stock held by Mr. Williams individually.

(24) Includes 16,556 Shares of Common Stock that Mr. Flynn has the right to acquire within 60 days upon the exercise of warrants.

(25) Includes 11,037 Shares of Common Stock that Mr. Schwartz has the right to acquire within 60 days upon the exercise of warrants.

(26) Includes 2,207 Shares of Common Stock that Mr. Toth has the right to acquire within 60 days upon the exercise of warrants.

(27) Includes 5,518 Shares of Common Stock that Mr. Vettel has the right to acquire within 60 days upon the exercise of warrants.

(28) Includes 1,104 Shares of Common Stock that Moeller & Associates has the right to acquire within 60 days upon the exercise of warrants. Robert
         J. Moeller, the President of Moeller & Associates, has been a director of the Company since 1992.

(29) Includes 948,730 Shares of Common Stock that Hudson Trust has the right to acquire upon the conversion of 94,873 Shares of Series C Preferred, 30,310 Shares of Common Stock that Hudson Trust has the right to acquire upon the conversion of 3,031 Shares of Series C Preferred that Hudson Trust has the right to acquire upon the exercise of warrants, and 32,615 Shares of Common Stock issuable upon exercise of warrants.

(30) Includes Shares of Common Stock converted from Subordinated Convertible Debentures issued by the Company in 1995.

                                    PAGE A-6




                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on December 29, 1996.


                             VISTA INFORMATION SOLUTIONS, INC.


                             By: /s/ Thomas R. Gay
                                     Thomas R. Gay
                                     Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-3 has been signed by the following persons on August 15, 1996 in the capacities indicated.


Signature                             Title
---------                             -----

/s/ Thomas R. Gay                     President, Chief Executive Officer
Thomas R. Gay                         (Principal Executive Officer) and Director


      *                               Chief Financial Officer
E. Steven Hamilton                    (Principal Financial Officer)

      *                               Controller (Principal Accounting Officer)
Brian Conn

      *                               Chairman of the Board
Martin F. Kahn

      *                               Director
James E. Hovis

      *                               Director
Robert J. Moeller

      *                               Director
Jay D. Seid

      *                               Director
Patrick A. Rivelli

/s/ Thomas R. Gay                     Attorney-in-fact
Thomas R. Gay